PICO Holdings, Inc.
875 Prospect Street, Suite 301
La Jolla, California 92037
July 13, 2005

Via Facsimile [(202) 772-9208] and EDGAR

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 4561
Washington, D.C. 20549
Attn: Kate McHale

Re:	PICO Holdings, Inc.
Amendment No. 1 to Registration Statement on Form S-3 (File No. 333-125362)

Dear Ms. McHale:

     On behalf of PICO Holdings, Inc. (the “Company”), I hereby request that the Commission take appropriate action to make the above-captioned Registration Statement effective at 9:00 a.m. Washington, D.C. Time, on July 15, 2005, or as soon thereafter as practicable. The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Thank you for your assistance.

Sincerely,
/s/ James F. Mosier, Esq.
James F. Mosier, Esq.
General Counsel

cc:	Douglas J. Rein, Esq.
Marty B. Lorenzo, Esq.